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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         CONTINUUS SOFTWARE CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                         CONTINUUS SOFTWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   21218R 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JOHN R. WARK
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINUUS SOFTWARE CORPORATION
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)

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                                   COPIES TO:

                              D. BRADLEY PECK, ESQ.
                            MICHAEL B. MALEDON, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000


[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE COMMENCEMENT OF A TENDER OFFER.

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This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on October 30, 2000 by Continuus Software Corporation, a Delaware corporation (the "COMPANY") (as amended and together with the Exhibits and Annexes thereto, the "SCHEDULE 14D-9"), relating to the tender offer by Raindrop Acquisition Corp., a Delaware corporation ("PURCHASER") and wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden ("TELELOGIC"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "SHARES") at a purchase price of $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated October 30, 2000 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "OFFER"). Except to the extent amended and supplemented as set forth below, the information in the Schedule 14D-9 is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following:

On November 29, 2000, Telelogic AB announced the completion of the Offer to Purchase. The Offer to Purchase expired at 12:00 midnight EST on Tuesday, November 28, 2000, at which time approximately 9,364,418 Shares were validly tendered, including guaranteed deliveries. After payment for the deposited shares, Purchaser will own approximately 84.6% of the Shares.

Purchaser also announced that it will provide a subsequent offering period of five business days for the Offer to Purchase, which will commence at 9:00 a.m. EST on Wednesday, November 29, 2000 and expire at 5:00 p.m. EST on Tuesday, December 5, 2000.

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibits that are incorporated herein by reference.

         Exhibit 19 -- Press release issued by Telelogic AB and the Company on
                       November 27, 2000.

         Exhibit 20 -- Press release issued by Telelogic AB and the Company on
                       November 29, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               CONTINUUS SOFTWARE CORPORATION

Date: November 30, 2000

                                               /s/ STEVEN L. JOHNSON
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                                               By: Steven L. Johnson
                                                   Vice President, Finance and
                                                   Chief Financial Officer


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